UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 11, 2013

Sierra Wireless enters agreement to acquire M2M embedded module and modem assets of AnyDATA Corporation
Highlights:

•	Expands Sierra Wireless’s global market share leadership in machine-to-machine (M2M)

•	Provides leading position in important Korean market, with established sales channels, long term customer relationships, and advanced 4G technology

Vancouver, Canada - October 11, 2013 - Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced it has entered into an agreement with AnyDATA Corporation and its subsidiaries to acquire substantially all of the assets of AnyDATA’s machine-to-machine (M2M) embedded module and modem business. The transaction is expected to close by the end of this month.
Upon completion of the acquisition, AnyDATA’s M2M embedded module and modem portfolio will become part of the Sierra Wireless OEM Solutions product line, and a team of 16 sales and engineering staff from AnyDATA’s Korean subsidiary will join Sierra Wireless. AnyDATA’s M2M embedded module and modem products generated approximately $10 million U.S. in revenue during the last 12 months and the business is modestly profitable.
“With significant market share and established sales channels in Korea, and a proven engineering team, we believe that the AnyDATA M2M business represents an important addition to Sierra Wireless,” said Jason Cohenour, President and CEO of Sierra Wireless. “This acquisition broadens our global reach, enhances our technical capabilities, and expands our market share leadership. We are very pleased to welcome the AnyDATA customers and employees to Sierra Wireless.”
Additional information about the transaction is available in the Investor Information section of the Sierra Wireless website. If the above link does not work, please copy and paste the following URL into your browser: http://www.sierrawireless.com/en/AboutUs/investorinformation.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.
Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contact:

Sharlene Myers
Sierra Wireless
Phone: +1 (604) 232 1445
smyers@sierrawireless.com